January 30, 2009
Via Fax & U.S. Mail
Heather Clark
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Form 10-KSB December 31, 2007 and Form 10-Q September 31, 2008 File No. 001-32583
Dear Ms. Heather Clark:
For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered, before each response below.
Annual Report on Form 10-KSB/A for the year ended December 31, 2007
Managements Discussion and Analysis of Financial Condition and Results of Operations page 21
Liquidity and Capital Resources, page 28
Contractual Obligations, page 31
1.	In future filings, please revise the table to include your long-term debt and any other long-term liabilities with contractual maturities. Refer to Regulation S-K, Item 303 (A)(5).

RESPONSE: We understand that as an SB issuer, the Company was not required to include in its prior annual reports information described in Regulation S-K, Item 303 (A)(5). In the future, the Company will be filing as a smaller reporting company. Item 303 (D) sets forth that smaller reporting companies are not required to include in its annual report information described in Regulation S-K, Item 303 (A)(5).

Financial Statements, page F-1
Consolidated Statement of Stockholders’ Equity, page F-4
2.
We note the column “Deferred Share-based Compensation” on your Consolidated Statement of Stockholders’ Equity. Please note that under SFAS 123R, paragraph 74, deferred compensation accounts were to be eliminated against the appropriate equity accounts, generally paid-in-capital, upon adoption of the standard. Please revise your statement of stockholders’ equity in future filings to comply with paragraph 74 of SFAS No. 123R.

Securities and Exchange Commission
Attention: Heather Clark

RESPONSE: In future filings, the Company will eliminate deferred share-based compensation against additional paid-in-capital in its Consolidated Balance Sheets and Statements of Stockholders’ Equity.
Notes to Consolidated Financial Statements, page F-6
Note 2. Summary of Significant Accounting Policies, page F-8
Share-Based Compensation, page F-10
3.
We note the disclosure that the company uses actual forfeitures to adjust amortization as necessary. Please note that under SFAS No. 123R forfeitures are required to be estimated rather than accounting for them as they occur. Please refer to paragraph 80 of SFAS No. 123R and advise us of your basis or rationale for the treatment used for forfeitures. To the extent your policy differs from the treatment of forfeitures required in SFAS No. 123R, please advise us of the difference in compensation expense that would have been recognized during the periods presented in your financial statements under the method required by SFAS No. 123R. We may have further comment upon receipt of your response.

RESPONSE: The Company grants shares of restricted stock, rather than options, to key members of management and the Board of Directors. Since SFAS 123R was implemented, there have been no forfeitures of restricted shares granted. Currently, there are only unvested stock grants to director, Lee Iacocca, and the Company’s Chief Financial Officer, which fully vest in May 2009 and February 2010, respectively. The total expense associated with these grants, over the remaining vesting periods is approximately $305,000. Based on this historical pattern and the holders of the unvested stock grants, management continues to believe the probability of forfeitures by these individuals to be extremely remote and, therefore, currently estimates zero forfeitures in future periods. In future filings, the accounting policy for share-based compensation and attendant circumstances will be clarified and updated accordingly.
Note 3. Acquisition of Stockman’s Casino, page F-11
4.
We note that goodwill recognized in the amount of $10.3 million represents approximately 37% of the total purchase price. Please revise future filings to include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141. Also, please explain why no other intangible assets such as trade names, customer or vendor relationships, favorable or unfavorable contracts, or any other identifiable intangible assets were recognized in connection with this acquisition. Your response should explain in detail what consideration was given to the existence and valuation of any other intangible assets as part of the purchase price allocation and should also explain how the fair values assigned to the various categories of assets and liabilities acquired were determined.

Securities and Exchange Commission
Attention: Heather Clark

RESPONSE: In future filings, the Company will include a description of the principal factors that contributed to the recognition of goodwill. Specifically, the Company acquired older fixed assets via a stock purchase based on a modest earnings multiple, which took into account Stockman’s stable historical cash flow.
Regarding other intangible assets, Stockman’s is an otherwise unaffiliated, small casino in northern Nevada with patrons coming from the local community, travelers and military personnel temporarily working at a nearby naval base. Based on due diligence performed during the process of acquiring Stockmans, no trade names, relationships, contracts or other material intangible assets were identified. The only identifiable intangible asset acquired was the Holiday Inn franchise fee, which was nominally valued at $18,239. The Company engaged an independent appraiser located in northern Nevada who is familiar with values in that area to assist in its allocation of estimated fair value to the various assets and liabilities acquired.
Note 6. Contract rights, page F-13
5.
Please tell us and revise Note 6 to explain the nature and terms of the transaction which resulted in the $10,000,000 increase in “Michigan project, additional” contract rights during 2007. Also, please tell us and disclose in the future filings the period over which these additional contract costs are being amortized to expense and explain how this period was determined.

RESPONSE: In future filings, the Company will include the requested additional disclosures regarding the additional Michigan contract rights, including the following.
During 2007, the Company executed an agreement to purchase contractual rights related to the Michigan casino from Green Acres (“Green”) for $10 million, which was contingent upon the opening of the Michigan casino project. At the time the agreement was entered into, there were two main contingencies regarding the Michigan project. Firstly, the amended management agreement had not yet been approved by the NIGC, and secondly, the construction financing had not been obtained. The management agreement was approved by the NIGC in December 2007, and at the time of the Company’s 10-KSB filing, the Michigan project financing was likely to be obtained (the financing was obtained early in May 2008). Accordingly, with the two primary contingencies likely to be overcome, the obligation to pay Green Acres was triggered, and a liability was recognized per SFAS No. 5. The offset to the liability was recorded as additional contract rights since the Company effectively purchased Green’s contractual rights to participate in the project. The additional contract rights will be amortized over the management contract period (7 years) commencing upon the opening of the casino, which is expected in the summer of 2009.

Securities and Exchange Commission
Attention: Heather Clark

6.
In a related matter, please explain why the obligation related to the acquired contract rights as discussed in Note 9 on page F-16 has been recorded as a long-term liability in the company’s financial statements. Explain in detail the payment terms associated with the balance due of $9.5 million on the contract rights acquired from Green Acres and supplementally provide us with a copy of the related acquisition agreement. Also, please explain why you believe it was appropriate to recognize this additional $9.5 million of contract rights and the related long-term obligation in December 2007 when the management agreement between GEM and the Michigan tribe was approved. In this regard, we note from the disclosures in Note 9 that GEM has been in discussion with lenders to arrange an add-on financing security as part of the overall project financing to fund the balance of the Green Acres purchase price but based on your disclosures, it does not appear that this financing was in place December 31, 2007. We may have further comment upon receipt of your response.

RESPONSE: The Green Acres (“Green”) liability was recorded as a long-term liability since non-current assets were to be used to satisfy the obligation (i.e., long-term assets related to Tribal casino projects). FASB Current Text, Section B05.108 defines current liabilities as follows: “...principally obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities.” The payment terms called for $500,000 (previously paid upon execution of the purchase agreement with Green) and the remainder due when funding was obtained for the construction of the Michigan casino project and the management agreement was approved by the NIGC. The liability was recorded since the management agreement was approved in December 2007, and the construction financing was likely to be obtained at the time our 10-KSB was filed. Although the financing had not been obtained as of December 31, 2007, management concluded that it was likely to be obtained and therefore, it was probable that the Company would have to pay Green the remaining obligation. In fact, the financing was subsequently obtained in May 2008, and the obligation to Green was paid in full with proceeds from the collection of long-term notes receivable.

Note 16. Segment Reporting, page F-20
7.
Please reconcile the 2007 consolidated total assets of $56,163,015 with the total assets on the balance sheet of $63,123,777. To the extent you have reconciling items between total assets for the segments and total assets on the balance sheet, please revise future filings to disclose the differences. Refer to the disclosure requirements outlined in paragraph 32c of SFAS No. 131.

Securities and Exchange Commission
Attention: Heather Clark

RESPONSE: The apparent discrepancy relates to discontinued operations whereas the chart related to continuing operations data for the years ended December 31. Future filings will more clearly disclose the reconciling items.

2007
Total assets
Balance sheet	$63,123,777
Discontinued operations — hotel	(6,960,762)

Segment table	$56,163,015

Quarterly Report on Form 10-Q for the quarter ended September 20, 2008
Consolidated Statements of Cash Flows, page 5
8.
We note your presentation of “Net cash provided by operating activities” as a single line item. We refer to prior comments 18 and 15 from SEC letters dated August 29, 2006 and October 10, 2006 respectively. As it appears as though you have several significant changes in working capital line items on your balance sheet, please expand your statement of cash flows in all future filings to disclose these significant changes. Refer to the guidance outlined in paragraphs 28 and 29 on SFAS No. 95.

RESPONSE: Regulation S-X, Rule 10-01(a)(4), states for interim periods, that “the statement of cash flows may be abbreviated starting with a single figure of net cash flows from operating activities.” Although Regulation S-X, Rule 8-03(a)(3), does not contain similarly clear language for smaller reporting companies, there is nothing in the SEC’s release adopting the smaller reporting company rules to indicate that more is required or recommended of smaller reporting companies in the statement of cash flows than that which is required of other reporting companies, nor is there any reason to believe anything more should be required.

We do recognize that Rule 8-03 (a)(4) states that “[a]dditional line items may be presented to facilitate the usefulness of the interim financial statements,” but we see no reason to believe the information requested would likely accomplish that objective in any meaningful way. We do not believe the purpose of the statement of cash flows is to explain “significant changes in working capital line items,” as suggested by the staff’s request but rather to show significant cash inflows and outflows. In the future, the Company will consider whether additional detail is warranted in its MD&A regarding any significant changes in working capital discussed pursuant to the guidance in Regulation S-K, Item 303(b).

Securities and Exchange Commission
Attention: Heather Clark

Notes to Condensed Consolidated Financial Statements (unaudited), page 6
Note 6. Contract Rights, page 9
9.
We note that an additional $2.1 million of financing costs on behalf of the Authority were paid by GEM during the second quarter of 2008. Please tell us why you believe this $2 million is appropriately classified as additional contract rights rather than a note receivable. Please specifically tell us what contractual rights GEM received as a condition to advancing the funds. We may have further comment upon receipt of your response.

RESPONSE: The Company agreed to pay a portion of the closing costs related to the construction financing as part of the negotiation to originally obtain the management agreement. Therefore, management believes that the additional payment is appropriately classified as part of the cost of acquiring the management agreement, which will be amortized over the 7-year term of the management agreement. The Company is not entitled to be reimbursed for the additional payment of closing costs and accordingly, no receivable was created or recorded. This will be more clearly disclosed in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Results of continuing operations, page 22
Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007, page 22
Other Income (expense), page 22
10.
We note the disclosure on page 22 indicating that other income for the three months ended September 30, 2007, includes non-recurring revenues of $272,138 of income related to a release of a payment guarantee for the Michigan project’s architects. Please tell us and revise future filing to explain in further detail the nature of the $272,138 of income related to the release of payment guarantee. We may have further comment upon receipt of your response.

RESPONSE: Future filings will disclose that the non-recurring revenue relates to the transfer of an obligation to pay an architectural firm related to the Michigan project. Originally, the Company (via a consolidated subsidiary) had guaranteed the tribe’s obligation to pay the architectural firm. However, as part of the revised management agreement negotiated during the third quarter of 2007, the obligation was transferred to the Michigan tribe without recourse to the Company and, therefore, the liability was eliminated, as provided in SFAS No. 140.

Securities and Exchange Commission
Attention: Heather Clark

Income Taxes page 22
11.
We note the disclosure on page 22 of MD&A indicating that during the third quarter of 2007, a $380,516 adjustment was made to reduce income tax expense related to a change in estimate of the annual estimated tax provision for 2007. Please tell us in further detail the specific nature and timing of the changes in facts or circumstances that resulted in this change in estimate during the third quarter of 2007.

RESPONSE: In connection with the filing of the 2006 tax returns in September 2007, the Company adjusted its tax provision resulting in the recognition of $380,516 of additional income tax receivables and a corresponding reduction of the income tax provision. The adjustment related to matters that were discovered after the Company changed tax preparers during the second quarter of 2007 which included the estimated tax impact of certain income items related to tribal gaming, changes in estimated taxable income from flow-through entities, and other estimates (generally tax deductible equity compensation) relating to the income tax return for December 31, 2006.

Liquidity and Capital Resources, page 24
Other projects, page 26
12.
We note that you expect to receive advances to the Nambe Pueblo in the amount of $661,600 related to the project that was discontinued in March 2008. We further note that you expect to receive cash advances, but have yet to negotiate terms. Please tell us, and revise to disclose, the status of you negotiations to receive such advances. Furthermore, please tell us why you expect to receive the full amount of the advances given that the project has been discontinued and you have no negotiated agreement on repayment terms. We may have further comment upon receipt of your response.

RESPONSE: In future filings, the Company will disclose additional details of the status of its negotiations with the Nambe tribe regarding repayment of advances. The development agreement between the Company and the Nambe tribe provides that the Company is entitled to recoup its advances from future gaming development, even if the Company does not ultimately develop the project. The Nambe tribe has confirmed in writing that it is obligated to repay the reimbursable advances. In addition, the Nambe tribe has informed management that it intends to develop a small gaming facility with another developer. Accordingly, management believes that the Nambe tribe has the intent and will likely have the ability to repay the advances, either using a portion of the project financing or future cash flows of the project once open.

Securities and Exchange Commission
Attention: Heather Clark

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Full House Resorts acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in this filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to Mark Miller at 4670 S. Fort Apache Road, Suite 190, Las Vegas, Nevada 89147, telecopy (702) 221-8101.
Very truly yours,
/s/ Mark Miller
Mark Miller

cc:	Full House Resorts, Inc. Piercy Bowler Taylor & Kern KKBR&F